U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                    FORM 12b-25

                           NOTIFICATION OF LATE FILING

                     Commission File Number    1-12293

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(Check One):
[  ] Form 10-K and Form 10-KSB    [  ] Form 11-K
[  ] Form 20-F   [X] Form 10-Q and Form 10-QSB   [  ] Form N-SAR

        For Period Ended:    September 30, 1996
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[  ]  Transition Report on Form 10-K and Form 10-KSB
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q and Form 10-QSB
[  ]  Transition Report on Form N-SAR

        For the Transition Period Ended:
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Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                       PART I
                               REGISTRANT INFORMATION
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Full Name of Registrant            Natural Way Technologies, Inc.
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Former Name if Applicable          Energy Systems, Inc.
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Address of Principal Executive
Offices (Street and Number)        One World Trade Centre, Suite 7865
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City, State and Zip Code           New York, New York 10048
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                                      PART II
                               RULE 12b-25(b) AND (c)
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   If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check appropriate box)

/X/  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                                      PART III
                                     NARRATIVE
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    State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K. 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

   The registrant consummated the acquisition of an operating business during the fiscal quarter ended September 30, 1996. As a result of the time and effort required in connection with accounting for such acquisition and delays in receiving final in receiving final information relating to such matters, it is not possible for the registrant to file its Form 10-Q for the quarter ended September 30, 1996 by the prescribed due date.

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                                       PART IV
                                 OTHER INFORMATION
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(1) Name and telephone number of person to contact in regard to this notification

            Hank Vanderkam                      (713)            547-8900
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                (Name)                        (Area Code)   (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                              [X] Yes  [  ] No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              [X] Yes  [  ] No
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          See attached rider.

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                          Natural Way Technologies, Inc.
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                    (Name of Registrant as specified in charter)

     Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    November 14, 1996     By /s/ Yiu Yat Hung, President
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                                Yiu Yat Hung, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                              ATTENTION
   Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

                                 RIDER TO FORM 12B-25

                             NATURAL WAY TECHNOLOGIES, INC.


PART IV - OTHER INFORMATION

(3)The registrant had no operations during 1995. As a result of the registrant's acquisition of an operating business during the third quarter of 1996, the registrant had substantial operations during the quarter ended September 30, 1996 and the operating results fo the period will reflect such operations. Because of the complexity of accounting for the acquisition, the registrant's results for the period are subject to accounting adjustments which make it impossible for the registrant to provide a reliable estimate of its operating results at this time.